UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Building 1, No. 23 Panlong West Road

Pinggu District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.		Names of Reporting Persons. PW Medtech Group Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) BK
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,321,000 ordinary shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,321,000 ordinary shares(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,321,000 ordinary shares(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 16.44%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)	1,000,000 Ordinary Shares will be sold to Beachhead Holdings Limited pursuant to a share purchase agreement dated September 18, 2019. Please refer to Item 4 for a brief description of such share purchase agreement.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as provided in the Issuer’s Form 6-K filed on November 13, 2019.

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CUSIP No. G21515104

1.		Names of Reporting Persons. Cross Mark Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.03%(1)
14.		Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as provided in the Issuer’s Form 6-K filed on November 13, 2019.

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CUSIP No. G21515104

1.		Names of Reporting Persons. Liu Yufeng
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.03%(1)
14.		Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as provided in the Issuer’s Form 6-K filed on November 13, 2019.

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Introduction

This Amendment No.4 to Schedule 13D (this “Amendment No.4”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018 and the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (the “Reporting Persons”) and relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.4 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.4 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On January 23, 2020, PWM, the other existing Initial Consortium Members, Double Double and Point Forward Holdings Limited (“Point Forward”) entered into the Amendment No. 1 To Consortium Agreement (the “Amendment No. 1 To Consortium Agreement”) to reflect, among others, certain changes in the Rollover Securities held by the members of the Buyer Consortium and their respective affiliates as a result of certain share transfer transactions among certain shareholders of the Issuer other than PWM.

In connection with the entry into the Amendment No. 1 To Consortium Agreement, the Board granted PWM and other relevant parties waivers, which provided that, among others, PWM and other relevant parties are permitted to enter into the Amendment No. 1 To Consortium Agreement.

References to the Amendment No. 1 To Consortium Agreement in this Amendment No. 4 are qualified in their entirety by reference to the Amendment No. 1 To Consortium Agreement, a copy of which are attached hereto as Exhibit 10 incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the Amendment No. 1 To Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 10*	Amendment No. 1 To Consortium Agreement dated January 23, 2020 by and among PWM, the other Initial Consortium Members, Double Double and Point Forward.

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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